 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to           .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Radisys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5435 NE Dawson Creek Drive
Hillsboro, OR 97124

Required Information
Item 4.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the 401(k) Savings Plan Administrative Committee
Radisys Corporation:

We have audited the accompanying statements of net assets available for benefits of Radisys Corporation 401(k) Savings Plan as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2014 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kieckhafer Schiffer & Company LLP

Portland, Oregon
June 4, 2015

Radisys Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value:
Registered investment companies	$46,211,560	$49,536,758
Collective trust funds	11,252,423	11,818,113
Radisys Corporation common stock	130,572	138,902
Self-directed brokerage accounts	135,215	133,516
Total investments	57,729,770	61,627,289

Notes receivable from participants	468,968	594,151
Employer contribution receivable	—	22,152
Total assets	58,198,738	62,243,592

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(113,577)	(87,781)

Net assets available for benefits	$58,085,161	$62,155,811

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the years ended
	December 31,
	2014	2013
Investment income:
Net appreciation (depreciation) in fair value of investments	$(954,726)	$9,018,102
Dividends and interest	4,174,600	2,731,561
Total investment income	3,219,874	11,749,663
Interest on notes receivable from participants	16,283	25,151
Contributions:
Participants	1,603,370	1,995,719
Employer	455,464	604,248
Rollovers	102,443	134,126
Total contributions	2,161,277	2,734,093
Total investment income and additions	5,397,434	14,508,907

Benefit payments	(9,467,364)	(5,338,807)
Administrative expenses	(720)	(727)
Total deductions	(9,468,084)	(5,339,534)

Net increase (decrease)	(4,070,650)	9,169,373
Net assets available for benefits:
Beginning of year	62,155,811	52,986,438
End of year	$58,085,161	$62,155,811

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Notes to Financial Statements

Note 1 — Description of the Plan

The following brief description of the Radisys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Radisys Corporation (the “Company”) on January 1, 1989, and amended and restated effective January 1, 2013, under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2014, the retirement services programs of Putnam Investments, J.P. Morgan and Great-West Financial were combined. As a result of this change, Great-West Trust Company (the “Trustee”) became the trustee and the custodian of the Plan. Under the terms of a trust agreement between the Company and the Trustee, all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Putnam Investor Services. The Plan is administered by a committee composed of employees of the Company.

Eligibility

All employees of the Company who are age 21 or older are eligible to participate in the Plan except employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and non-resident aliens. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional annual pre-tax contributions known as “catch up” contributions, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The Company will make matching contributions equal to a percentage of the amount of the salary deferral, as defined by the Plan. During 2014 and 2013, the Company made matching contributions equal to 50% of the first 6% deferred into the Plan. Participants direct the investment of their contributions and the Company's matching contribution into various investment options available within the Plan. Participants are automatically deemed to have elected to defer 3% of their eligible compensation after sixty calendar days of employment unless they have elected otherwise prior to this date.

Participant Accounts

Each participant's account is credited with the participant's contributions, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings and losses are based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct their account balance into a variety of investments offered by the Trustee.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

Forfeitures

If a participant's employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company's matching contributions or pay Plan expenses. As of December 31, 2014 and 2013, forfeited non-vested accounts available to reduce employer contributions were $50,506 and $27,723. Forfeitures totaling approximately $36,000 and $19,000 were used to reduce the employer contribution receivable at December 31, 2014 and 2013.

Payments of Benefits

Upon resignation, discharge, death or disability, a participant may elect to receive their vested benefits, including his or her allocation of Plan earnings. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan's administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan is for the purchase of a primary residence in which case it may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2014, the interest rate on active loans outstanding was 5.25%, and loans mature through 2029.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the investment advisor and trustee. See Note 3 —

Fair Value for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits is prepared on a contract value basis for such investments.

The Plan invests in the Putnam Stable Value Fund ("SVF") which invests in investment contracts through a collective trust fund. The contract value of the SVF represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The weighted average market yield at the end of the period and the average crediting interest rate for the fund was approximately 1.65% and 2.03% at December 31, 2014 and 0.72% and 1.86% at December 31, 2013. All of the contracts that the SVF purchases are benefit responsive at contract value for all Plan permitted, participant directed transactions. There are no exceptions to this stipulation. Additionally, the SVF negotiates contracts with certain employer-initiated transaction provisions including percentage allowances for targeted layoffs, bankruptcy resulting in employee job loss, reorganizations, spin-offs, and Plan terminations. Due to the size of SVF and the specific percentage allowances negotiated by the SVF, it is highly unlikely that any event would occur that would limit the SVF's ability to transact at contract value with each issuer under these events.

The self-directed brokerage account allows participants to invest in certain publicly-traded investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Participant loans are carried at amortized cost plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 3 — Fair Value

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, establishes a framework for fair value measurements, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

·     Quoted prices for similar assets or liabilities in active markets;
·     Quoted prices for identical or similar assets or liabilities in inactive markets;
·     Inputs other than quoted prices that are observable for the asset or liability; and
·     Inputs that are derived principally from observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies (Mutual Funds), Common Stock and Self-Directed Brokerage Accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Valued at the fair value of the underlying investments which consist primarily of publicly traded common stock or level 2 investments and are reported at the net asset value (“NAV”) of units held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$6,145,438	$—	$6,145,438
S&P 500 Index	—	5,106,985	—	5,106,985
Registered investment companies:
Inflation-protected bond	194,227	—	—	194,227
Intermediate-term bond	3,744,658	—	—	3,744,658
Large blend	1,491,299	—	—	1,491,299
Large growth	4,451,866	—	—	4,451,866
Large value	3,331,928	—	—	3,331,928
Mid-cap growth	11,815,965	—	—	11,815,965
Mid-cap value	879,463	—	—	879,463
Small growth	1,466,939	—	—	1,466,939
Conservative allocation	1,124,118	—	—	1,124,118
Moderate allocation	5,828,245	—	—	5,828,245
Aggressive allocation	4,669,083	—	—	4,669,083
Foreign large blend	4,172,127	—	—	4,172,127
Diversified emerging markets	291,609	—	—	291,609
Technology	2,750,033	—	—	2,750,033
Common stock of plan sponsor	130,572	—	—	130,572
Self-directed brokerage accounts:
Common stocks	135,215	—	—	135,215
Total investments	$46,477,347	$11,252,423	$—	$57,729,770

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$6,782,745	$—	$6,782,745
S&P 500 Index	—	5,035,368	—	5,035,368
Registered investment companies:
Inflation-protected bond	171,891	—	—	171,891
Intermediate-term bond	4,146,270	—	—	4,146,270
Large blend	1,719,115	—	—	1,719,115
Large growth	4,760,244	—	—	4,760,244
Large value	3,045,755	—	—	3,045,755
Mid-cap growth	13,103,648	—	—	13,103,648
Mid-cap value	684,201	—	—	684,201
Small growth	1,467,863	—	—	1,467,863
Conservative allocation	1,340,268	—	—	1,340,268
Moderate allocation	6,626,944	—	—	6,626,944
Aggressive allocation	4,597,205	—	—	4,597,205
Foreign large blend	5,255,541	—	—	5,255,541
Diversified emerging markets	238,100	—	—	238,100
Technology	2,379,713	—	—	2,379,713
Common stock of plan sponsor	138,902	—	—	138,902
Self-directed brokerage accounts:
Common stocks	133,516	—	—	133,516
Total investments	$49,809,176	$11,818,113	$—	$61,627,289

The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2014 and 2013:

	Fair Value		Redemption	Redemption
	2014	2013	Frequency	Notice Period
Collective trust funds	$11,252,423	$11,818,113	Daily	1 - 2 days

The collective trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Collective trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.

There were no unfunded commitments related to the collective trust funds as of December 31, 2014 and 2013.

Note 4 — Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2014 and 2013:

	2014	2013
Registered investment companies:
Artisan Mid Cap Fund	$6,808,713	$7,509,789
PIMCO Total Return Fund Admin	3,744,658	4,146,270
Harbor International Fund	4,172,126	5,255,541
Neuberger Berman Genesis Trust	5,007,252	5,593,858
Putnam Asset Allocation Growth Portfolio Y	4,669,083	4,597,205
Nuveen Large-Cap Growth Opp I	4,451,866	4,760,244
Collective trust funds:
Putnam Stable Value Fund	6,145,438	6,782,745
Putnam S&P 500 Index Fund	5,106,985	5,035,368

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2014	2013
Registered investment companies	$(1,613,483)	$7,674,088
Collective trust funds	646,980	1,382,990
Common stock of plan sponsor	5,778	(27,056)
Self-directed brokerage accounts	5,999	(11,920)
	$(954,726)	$9,018,102

Note 5 — Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 2014 that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2014.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 6 — Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam. Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest transactions.

The Plan offers Radisys Corporation common stock as an investment option for participants. Radisys Corporation is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain expenses are embedded in the transaction costs of the Plan's investments. Other costs are paid by the Company and not reimbursed by the Plan.

Note 7 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$58,085,161	$62,155,811
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	113,577	87,781
Net assets available for benefits per Form 5500	$58,198,738	$62,243,592

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net increase (decrease) in net assets per the financial statements	$(4,070,650)	$9,169,373
Net adjustment from fair value to contract value for fully benefit-responsive
investment contracts	25,796	(106,814)
Net increase (decrease) in net assets per Form 5500	$(4,044,854)	$9,062,559

Note 8 — Subsequent Events

During 2015, the Company determined that a partial plan termination occurred in 2014.  The Company is currently evaluating this determination with Great-West and will 100% vest impacted participants and reinstate any amounts previously forfeited in error.  It is estimated that reinstated amounts will be less than $0.1 million.

Supplemental Schedule

Radisys Corporation
401(k) Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
	Allianz RCM Global Technology Fund A	Registered investment company		$2,750,033
	Artisan Mid Cap Fund	Registered investment company		6,808,713
	Becker Value Equity	Registered investment company		1,199,707
	Columbia Mid-Cap Value Fund A	Registered investment company		879,463
	Dodge & Cox Balanced Fund	Registered investment company		1,664,373
	Franklin Templeton Small Cap Fund A	Registered investment company		1,466,939
	Harbor International Fund	Registered investment company		4,172,126
	Janus Balanced Fund T	Registered investment company		2,087,470
	Lazard Emerging Markets Open	Registered investment company		291,608
	Neuberger Berman Genesis Trust	Registered investment company		5,007,252
	Nuveen Large-Cap Growth Opp I	Registered investment company		4,451,866
	PIMCO Real Return Fund Institutional	Registered investment company		194,227
	PIMCO Total Return Fund Admin	Registered investment company		3,744,658
*	Putnam Asset Allocation Balanced Portfolio Y	Registered investment company		2,076,403
*	Putnam Asset Allocation Conservative Portfolio Y	Registered investment company		1,124,118
*	Putnam Asset Allocation Growth Portfolio Y	Registered investment company		4,669,083
*	Putnam Equity Income Fund Y	Registered investment company		2,132,222
	Weitz Partners Value Fund	Registered investment company		1,491,299
				46,211,560
*	Putnam Stable Value Fund	Collective trust fund		6,145,438
*	Putnam S&P 500 Index Fund	Collective trust fund		5,106,985
				11,252,423
*	Radisys Corporation	Common stock		130,572
	Brokerage Securities	Self-directed brokerage accounts		135,215
*	Participant notes receivable	5.25%, maturing through 2029		468,968
				$58,198,738

* Party-in-interest.

(1) Cost information has been omitted for participant-directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Radisys Corporation 401(k) Savings Plan
(Name of Plan)

Dated:	June 4, 2015	By:	/s/ Jonathan Wilson
Jonathan Wilson
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Kieckhafer Schiffer & Company LLP, independent registered public accounting firm.